ETF SECURITIES USA LLC

48 Wall Street, 11th Floor

New York NY 10005

November 16, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington,  DC 20549

Attn:  Nicole Collings

Re:ETFS Precious Metals Basket Trust

Registration Statement on Form S-3 (File No. 333-214361)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ETFS Precious Metals Basket Trust (the “Trust”) respectfully requests that the effective date of the Registration Statement on Form S-3 (File No. 333-214361) (the “Registration Statement”) of the Trust be accelerated so that the Registration Statement shall become effective at 9:30 a.m. Eastern time on November 18, 2016, or as soon thereafter as practicable.

In connection with the submission of the Trust’s request for accelerated effectiveness of the Registration Statement, the Trust hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ETF Securities USA LLC

By: s/s GRAHAM TUCKWELL

Graham Tuckwell

President and Chief Executive Officer